Bridgewater Place • Post Office Box 352

Grand Rapids, Michigan 49501-0352

Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com

February 14, 2014

Filed via Edgar & Email (ClampittM@SEC.gov)

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	FNBH Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 4, 2014
File No. 333-193133
Form 10-K for Fiscal Year Ended
December 31, 2012
Filed April 1, 2013
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2012
Filed April 30, 2013
File No. 000-25752

Dear Mr. Clampitt:

On behalf of FNBH Bancorp, Inc., a Michigan corporation (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated February 11, 2014 with respect to the above referenced filings by amending the Company's registration statement (on Form S-1/A) and providing the requested information. The comments from your letter are set forth in bold font below and are followed by our responses. For the convenience of the Staff, we are providing, by email delivery, a copy of this letter and a copy of the Form S-1/A marked against Amendment No. 1 to the Registration Statement filed on February 4, 2014.

Mr. Michael Clampitt

February 14, 2014

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

1.	We note your revised disclosure in response to prior comment 9 in our letter dated January 23, 2014. However, your revised disclosure in this risk factor continues to contain mitigating language. In particular, you state your belief that you have "alternative strategies" that you "can pursue, if necessary, to cause the Bank to continue to meet the minimum capital ratios required by the Consent Order," and you describe such alternative strategies. This is mitigating language. Generally, you should limit each risk factor to an identification and brief description of the material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise as appropriate.

We have made further revisions to this risk factor in response to this comment.

Material U.S. Federal Income Tax Considerations, page 29

2.	We note your response to prior comment 16 in our letter dated January 23, 2014. In light of your response, please revise to disclose, if true, that the statements in the section headed "Material U.S. Federal Income Tax Considerations" are based upon management's belief.

We have revised the "Material U.S. Federal Income Tax Considerations" section in the S-1/A accordingly.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors

We are heavily weighted with loans secured by real estate…, page 12

3.	We note your response to prior comment 18 in our letter dated January 23, 2014. As previously requested, please provide draft disclosure to be included in future filings. See the introductory paragraphs of our letter dated January 23, 2014. This comment also applies to your response to prior comment 20.

Mr. Michael Clampitt

February 14, 2014

If we include the referenced risk factor in future filings, we will revise it as set forth below to include the requested statistical data, with updated and/or expanded data, as appropriate.

We are heavily weighted with loans secured by real estate, and further declines in the real estate market may result in higher loan losses. A large majority of our loans are secured by commercial and residential real estate. As of December 31, 2012, 88% of our outstanding loans were secured by real estate of which 81% were secured by non-farm, nonresidential properties or were construction and land development loans. While cash flows from our commercial customers’ business operations are intended to provide for repayment of their loans, further declines in the economy may impact their ability to do so. The Bank relies on the underlying collateral of a loan as the secondary source of repayment. Dramatic declines in the commercial and residential real estate markets in recent years, as evidenced by falling prices and foreclosures, and elevated unemployment levels, have resulted in, and may continue to result in, significant write-downs of our asset values. For example, the average median value of an owner-occupied residence in our primary market area of Livingston County between 2008 and 2012 was $191,000, a decline of almost 12 percent from the average median value of $216,400 between 2006 and 2010. (Source: USA.com) The 9.5% unemployment rate in Livingston County at the beginning of 2013 has declined from the county's recent high rate of 13.4% at the beginning of 2010, but is still elevated over pre-2009 levels, where the rate was closer to 6.0%. (Source: U.S. Bureau of Labor Statistics) If collateral values continue to decline because of further declines in the overall real estate market, the Bank may incur increased loan losses.

To respond to prior comment 20, we will revise future filings to describe in greater detail the specific experience, qualifications, attributes, or skills of each director and director nominee that led to the conclusion that the person should serve as a director for the Company at the time the disclosure is made, in light of the Company's business and structure. For example, future filings will contain disclosures similar to the following, with such updates and revisions as are necessary at the time the disclosure is being made:

Director or Nominee	Principal Occupation and Qualifications
Timothy H. Corrigan	Vice President of Corrigan Oil Company in Brighton, Michigan. Mr. Corrigan was appointed to the Board of Directors of the Corporation in January 2011. Mr. Corrigan is a large shareholder of the Corporation. He is a highly successful businessman with insight and knowledge of the local economic market. Mr. Corrigan is an active and respected community leader. In light of the Bank's community banking model, the Board believes these attributes make Mr. Corrigan well-qualified to serve on the Board of Directors of the Corporation and the Bank.

Mr. Michael Clampitt

February 14, 2014

R. Michael Yost	CEO of the MPY Group, LLC, since 2008; Retired Managing Director, The Auto Club Group from 1981 to 2008. Mr. Yost is a long-standing director, having served on the Board since 1997. He is a large shareholder of the Corporation and is concerned with shareholder value. Mr. Yost is a successful local businessman and a respected, active community leader. Mr. Yost's strong ties to the community, his relationships within the Bank's primary market area, and the experience he has gained from serving on the Board for over 15 years make him well-qualified to serve on the Board of Directors of the Corporation and the Bank.
Philip C. Utter	President of Specialty Contract Carriers, Inc., a trucking company, since 1988; President of Specialty Contract Brokerage, Inc., a freight brokerage company, since 1995; and a member of Hall and Utter Associates, LLC, a condominium development company, since 1997. Mr. Utter was appointed to the Board of Directors of the Corporation in November 2009 and appointed as Chairman of the Corporation's Board of Directors in October 2010. Mr. Utter has a strong leadership style and is a successful local businessman and respected community leader. In addition, he is a significant shareholder of the Corporation and therefore has interests closely aligned with other shareholders of the Corporation. For these reasons, and in light of the Bank's community banking model, the Board believes Mr. Utter is well-qualified to serve as a director.
Stanley B. Dickson, Jr.	Attorney & Certified Public Accountant (CPA) with Dickson & Associates PC since 1980. The Board of Directors appointed Mr. Dickson as a director of the Bank in 2009 and as a director of the Corporation effective March 25, 2010. Mr. Dickson was appointed Vice Chairman of the Corporation's Board of Directors in January 2011. Mr. Dickson has made very significant investments in the Corporation and currently is the beneficial owner of more than 40% of the Corporation's voting stock. The Board believes that Mr. Dickson's significant stock ownership, successful business experience, and skills and qualifications as both a certified public accountant and an attorney make him particularly well-suited to serve as a director of the Corporation and the Bank.
Ronald L. Long	President & CEO of the Corporation and the Bank; President of Independent Bank East Michigan from 1993 through September 2007; and SVP-Business Development, Independent Bank, from October 2007 through January 2008. Mr. Long is a large shareholder of the Corporation, a local resident of the Bank's primary market area, and active in community affairs. The Board believes it to be critical for the President & CEO of the Corporation to be a member of the Board of Directors and believes Mr. Long's vast experience within the banking industry, performance during his tenure with the Corporation, and demonstrated commitment to the community further qualify him as a director.

Mr. Michael Clampitt

February 14, 2014

We want to ensure the Staff understands that we have responded to prior comment 21 as well. To respond to prior comment 21, we will include in future filings the following disclosure (updated, as appropriate), which we have already included in the Registration Statement, as amended:

All of our Named Executive Officers are at-will employees; none have any written or other employment agreement with the Company or the Bank. The compensation of our Named Executive Officers is determined on an annual basis by the Board of Directors of the Bank, taking into consideration recommendations made by the Compensation Committee of the Board of Directors of the Company. At this time, in light of the financial condition of the Company and the Bank and the regulatory actions that have been taken against the Bank (as described under "THE COMPANY" above), the Bank's Board of Directors has determined not to grant any bonus awards or other compensation, other than as disclosed in the table.

* * * * *

The Company has advised us that it acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VARNUM

 Kimberly A. Baber

KAB/nmw

Enclosure

6873473_2

cc:	Ronald Long, President & CEO
Mark Huber, CFO